SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1
NOTICE TO THE MARKET
São Paulo, August 15th, 2024 - Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), hereby informs its shareholders and the market in general that it has concluded the Company’s share buyback program started on January 29th, 2024, which was approved at the Board of Directors Meeting (“January/2024 Program”), according to the Material Fact disclosed on January 26th, 2024. The Company acquired 40,000,000 (forty million) shares on the stock exchange market regular trading session, at an average price of R$54.81/share, totaling R$2,192 million.
After carrying out the acquisition of shares under the January/2024 Program, the Company holds in treasury the amount of 13,760,487 (thirteen million, seven hundred sixty thousand, four hundred eighty-seven) common shares.
São Paulo, August 15th, 2024.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer